Exhibit 99.1

SIERRA METALS INC.

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(unaudited)

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May 13, 2019

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Board of Directors of the Company is responsible for ensuring that Management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed of three members. The committee meets various times during the year and at least once per year with the external auditors, with and without Management being present, to review the financial statements and to discuss audit and internal control related matters.

The Audit Committee of the Board of Directors approved the Company’s unaudited condensed interim consolidated financial statements.

“Igor Gonzales”	“Ed Guimaraes”
Igor Gonzales	Ed Guimaraes
President and Chief Executive Officer	Chief Financial Officer

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Sierra Metals Inc.
Condensed Interim Consolidated Statements of Financial Position
As at March 31, 2019 and December 31, 2018
(In thousands of United States dollars, unaudited)

	Note	March 31, 2019	December 31, 2018
		$	$
ASSETS

Current assets:
Cash and cash equivalents		23,937	21,832
Trade and other receivables	4	22,027	26,007
Income tax receivable		1,976	142
Prepaid expenses		1,662	1,531
Inventories	5	22,384	21,986
		71,986	71,498

Non-current assets:
Property, plant and equipment	6	286,726	283,513
Deferred income tax		1,483	1,430
Total assets		360,195	356,441

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	7	35,450	36,091
Income tax payable		793	5,032
Loans payable	8	48,185	27,718
Decommissioning liability		2,075	2,038
Other liabilities		5,278	8,908
		91,781	79,787

Non-current liabilities:
Loans payable	8	20,743	28,535
Deferred income tax		31,432	32,167
Decommissioning liability		11,409	11,266
Other liabilities		1,126	1,081
Total liabilities		156,491	152,836

EQUITY
Share capital	9	232,887	231,792
Accumulated deficit		(71,081)	(69,307)
Other reserves		10,480	10,870
Equity attributable to owners of the Company		172,286	173,355
Non-controlling interest	10	31,418	30,250
Total equity		203,704	203,605

Total liabilities and equity		360,195	356,441

Contingencies (note 16) and Subsequent Events (note 17)

Approved on behalf of the Board and authorized for issue on May 13, 2019:

“Alberto Arias”	“Doug Cater”
Alberto Arias	Doug Cater
Chairman of the Board	Chairman Audit Committee

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.
Condensed Interim Consolidated Statements of Income (Loss)
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, except per share amounts, unaudited)

		Three Months Ended March 31,
		2019	2018
	Note	$	$

Revenue	15	49,180	61,675

Cost of sales
Mining costs	11	(30,799)	(28,348)
Depletion, depreciation and amortization	11	(8,118)	(7,505)
		(38,917)	(35,853)

Gross profit from mining operations		10,263	25,822

General and administrative expenses		(3,905)	(5,139)
Selling expenses		(2,128)	(1,828)
Exploration and evaluation expenditures		-	(27)
Income from operations		4,230	18,828

Other income (loss)		(715)	588
Foreign currency exchange loss		(651)	(312)
Interest expense and other finance costs		(1,175)	(792)
Income before income tax		1,689	18,312

Income taxes (expense) recovery:
Current tax expense		(2,961)	(7,519)
Deferred tax recovery		716	340
		(2,245)	(7,179)

Net income (loss)		(556)	11,133

Net income (loss) attributable to:
Shareholders of the Company		(1,724)	8,703
Non-controlling interests		1,168	2,430
		(556)	11,133

Weighted average shares outstanding (000s)
Basic		163,455	162,894
Diluted		163,455	162,894

Basic earnings (loss) per share		(0.01)	0.05
Diluted earnings (loss) per share		(0.01)	0.05

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unaudited)

	Three months ended March 31,
	2019	2018
	$	$

Net income (loss)	(556)	11,133

Other comprehensive income (loss)
Items that may be subsequently classified to net income (loss):
Currency translation adjustments on foreign operations	353	(576)
Total comprehensive income (loss)	(203)	10,557

Total comprehensive income (loss) attributable to shareholders	(1,371)	8,127
Non-controlling interests	1,168	2,430
Total comprehensive income (loss) attributable to shareholders	(203)	10,557

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.
Condensed Interim Consolidated Statements of Changes in Equity
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unaudited)

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2019	163,427,336	231,792	10,870	(69,307)	173,355	30,250	203,605

Exercise of RSUs	700,698	1,145	(1,145)	-	-	-	-
Share-based compensation expense	-	-	402	-	402	-	402
Shares repurchased and cancelled (note 9)	(40,112)	(50)	-	(50)	(100)	-	(100)
Total comprehensive income (loss)	-	-	353	(1,724)	(1,371)	1,168	(203)
Balance at March 31, 2019	164,087,922	232,887	10,480	(71,081)	172,286	31,418	203,704

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2018	162,812,764	230,283	12,409	(88,121)	154,571	26,107	180,678

Exercise of RSUs	614,572	1,509	(1,509)	-	-	-	-
Share-based compensation expense	-	-	450	-	450	-	450
Dividends paid to non-controlling interest	-	-	-	-	-	(1,067)	(1,067)
Total comprehensive income (loss)	-	-	(576)	8,703	8,127	2,430	10,557
Balance at March 31, 2018	163,427,336	231,792	10,774	(79,418)	163,148	27,470	190,618

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unaudited)

		Three months ended March 31,
	Note	2019	2018
		$	$
Cash flows from operating activities
Net income (loss) from operations		(556)	11,133
Adjustments for:
Items not affecting cash:
Depletion, depreciation and amortization		8,130	7,569
Share-based compensation		402	450
Interest expense and other finance costs		1,175	792
NRV adjustment to inventory		-	858
Current income tax expense		2,961	7,519
Deferred income taxes recovery		(716)	(340)
Unrealized foreign currency exchange (gain) loss		408	(633)
Operating cash flows before movements in working capital		11,804	27,348
Net changes in non-cash working capital items	14	(1,216)	(3,524)
Decomissioning liabilities settled		(49)	(119)
Income tax paid		(8,896)	(12,157)
Cash generated from operating activities		1,643	11,548

Cash used in investing activities
Capital expenditures		(11,343)	(9,737)
Cash used in investing activities		(11,343)	(9,737)

Cash from (used in) financing activities
Proceeds from issuance of notes payable	8	-	5,000
Proceeds from issuance of loans, net of transaction costs	8	20,662	-
Repayment of loans and credit facilities	8	(8,193)	(3,479)
Loans interest paid	8	(509)	(686)
Dividends paid to non-controlling interest		-	(1,067)
Cash paid to repurchase shares	9	(100)	-
Cash from (used in) financing activities		11,860	(232)

Effect of foreign exchange rate changes on cash and cash equivalents		(55)	57

Increase in cash and cash equivalents		2,105	1,636
Cash and cash equivalents, beginning of period		21,832	23,878
Cash and cash equivalents, end of period		23,937	25,514

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

1	Description of business and nature of operations

Sierra Metals Inc. (“Sierra Metals” or the “Company”) was incorporated under the Canada Business Corporations Act on April 11, 1996, and is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s key priorities are to generate strong cash flows and to maximize shareholder value.

The Company’s shares are listed on the TSX, NYSE American Exchange, and the Bolsa de Valores de Lima (“BVL”) and its registered office is 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Canada.

The Company owns an 81.84% interest in the polymetallic Yauricocha Mine in Peru and a 100% interest in the Bolivar and Cusi Mines in Mexico. In addition to its producing mines, the Company also owns various exploration projects in Mexico and Peru.

2	Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are as follows:

(a)	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018. The Company’s significant accounting policies were presented in note 2 to the consolidated financial statements for the year ended December 31, 2018, and have been consistently applied in the preparation of these condensed interim consolidated financial statements, except as otherwise noted in Note 3. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 13, 2019.

(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

2	Significant accounting policies (continued)

The principal subsidiaries of the Company and their geographical locations as at March 31, 2019 are as follows:

Name of the subsidiary	Ownership interest	Location

Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
Servicios de Minería de la Sierra, S. A. de C. V.	100%	México
Bolívar Administradores, S. A. de C. V.	100%	México
Exploraciones Mineras Dia Bras, S. A. de C. V.	100%	México
EXMIN, S. A. de C. V.	100%	México

1The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona's financial results and records a non-controlling interest for the 18.16% that it does not own.

3	Adoption of new accounting standards and future accounting changes

The following significant accounting policy was amended as a result of the adoption of IFRS 16, Leases (IFRS 16). All other significant accounting policies are consistent with those reported in the Company’s 2018 annual financial statements.

IFRS 16, Leases (“IFRS 16”)

The following leases accounting policies have been applied as of January 1, 2019 on adoption of IFRS 16 using the modified retrospective approach. For comparative periods prior to 2019, the Company applied leases policies in accordance with IAS 17, Leases (IAS 17) and IFRIC 4, Determining Whether an Arrangement Contains a Lease (IFRIC 4). The Company did not have any effect by adopting the IFRS 16 requirements on January 1, 2019.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, we recognize a right-of-use asset, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

3	Adoption of new accounting standards and future accounting changes (continued)

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

• fixed payments, including in-substance fixed payments, less any lease incentives receivable;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee;

• exercise prices of purchase options if we are reasonably certain to exercise that option; and

• payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit on a straight-line basis over the lease term.

The transition to IFRS 16 did not result in any impact or adjustments on adoption and the Company’s financial commitments as at January 1, 2019 are the same as December 31, 2018, and thus, no reconciliation is required.

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

4	Trade and other receivables

	March 31,	December 31,
	2019	2018
	$	$
Trade receivables	13,395	19,199
Sales tax receivables	8,537	6,718
Other receivables	95	90
	22,027	26,007

5	Inventories

	March 31,	December 31,
	2019	2018
	$	$

Stockpiles	1,039	1,074
Concentrates	3,609	4,476
Supplies and spare parts	17,736	16,436
	22,384	21,986

Cost of sales are comprised of production costs of sales and depletion, depreciation and amortization, and represent the cost of inventories recognized as an expense for the periods ended March 31, 2019 and 2018 of $38,917 and $35,853, respectively. During the three months ended March 31, 2019, the Company wrote down stockpile and concentrate inventory to its NRV, recording a charge of $nil (2018 - $858).

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

6	Property, plant and equipment

Cost	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total $

Balance as of January 1, 2018	223,229	432,162	33,853	51,315	740,559

Additions	10,143	4,648	20,781	13,209	48,781
Change in estimate of decomissioning liability	512	-	-	-	512
Disposals	(1,115)	-	-	-	(1,115)
Transfers	7,152	-	(7,152)	-	-
Balance as of December 31, 2018	239,921	436,810	47,482	64,524	788,737

Additions	762	1,944	5,171	3,466	11,343
Transfers	2,071	202	(2,071)	(202)	-
Balance as of March 31, 2019	242,754	438,956	50,582	67,788	800,080

Balance as of January 1, 2018	142,105	319,173	-	13,041	474,319

Depletion, depreciation and amortization	14,562	16,787	-	-	31,349
Disposals	(444)	-	-	-	(444)
Balance as of December 31, 2018	156,223	335,960	-	13,041	505,224

Depletion, depreciation and amortization	3,686	4,444	-	-	8,130
Balance as of March 31, 2019	159,909	340,404	-	13,041	513,354

Net Book Value - March 31, 2019	82,845	98,552	50,582	54,747	286,726
Net Book Value - December 31, 2018	83,698	100,850	47,482	51,483	283,513
Net Book Value - December 31, 2017	81,124	112,989	33,853	38,274	266,240

7	Accounts payable and accrued liabilities

	March 31,	December 31,
	2019	2018
	$	$

Trade payables	23,154	24,662
Other payables and accrued liabilities	12,296	11,429
	35,450	36,091

All accounts payable and accrued liabilities are expected to be settled within 12 months

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

8	Loans payable

	March 31,	December 31,
	2019	2018
	$	$

Current

Acquisition loan with Banco de Credito del Peru (a)	33,185	6,188
Revolving credit facility with Banco de Credito del Peru (b)	15,000	15,000
Notes payable to BBVA Banco Continental (c)	-	5,000
Loan with FIFOMI (d)	-	1,530
	48,185	27,718

Non-current

Acquisition loan with Banco de Credito del Peru (a)	-	28,408
Senior Secured Corporate Credit Facility with Banco de Credito del Peru (e)	20,743	-
Loan with FIFOMI (d)	-	127
	20,743	28,535

Total loans payable	68,928	56,253

(a)	Corona Acquisition Loan with Banco de Credito del Peru S.A. (“BCP”)

On May 24, 2011, the Company’s wholly owned subsidiary Dia Bras Peru entered into a loan agreement with BCP amounting to $150,000. After deducting financing costs of $3,750, the net proceeds were $146,250. The proceeds from this loan were used to fund a portion of the purchase consideration for the acquisition of the Company’s 81.84% interest in Corona in Peru. The loan was repayable over 5 years ending on May 24, 2016 and carried interest at a rate of 3M LIBOR plus 4.15% per annum, payable quarterly in arrears.

On August 7, 2015, Dia Bras Peru signed an amended agreement with BCP for the then outstanding debt balance of $48,000. The most significant amendments to the agreement were:

•	The remaining $48M due on the facility was split into 2 tranches

•	Tranche 1, in the amount of $24M has quarterly principal repayments of $1.5M beginning in November 2016 and ending in August 2020

•	Tranche 2, in the amount of $24M has no quarterly principal repayments and to be repaid in full in August 2020

•	One year principal repayment grace period

•	Reduced Interest rate equal to 3.65% plus 3M LIBOR vs previous rate of 4.15% plus 3M LIBOR

•	Term of the Facility extended for 5 Years

Principal repayments totalling $1,500 have been made for the three months ended March 31, 2019 (2018 - $1,500).

The loan is recorded at amortized cost and is being accreted to face value over 5 years using an effective interest rate of 4.71%. An amortization expense related to the transaction costs for $45 has been recorded for the three months ended March 31, 2019 (2018 - $59). Interest payments totalling $474 have been made for the three months ended March 31, 2019 (2018 - $518).

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

8	Loans payable (continued)

The loan with BCP is secured by a pledge over Dia Bras Peru’s interest in Corona voting shares and is guaranteed by the Company. The Company is in compliance with all financial covenants as at March 31, 2019. The Company repaid the amount owed on the Corona Acquisition Facility on May 9, 2019.

(b)	DBP Credit Facility with BCP

On August 9, 2017, the Company’s subsidiary DBP, entered into a credit facility with BCP for up to $15,000. The credit facility is for a 1-year term and is being used to fund short term working capital requirements. On August 9, 2017, the Company drew $8,000 from this facility at an interest rate of LIBOR plus 0.95%. On August 31, 2017, the Company drew the remaining $7,000 from this facility at an interest rate of LIBOR plus 1.05%. The credit facility was repaid in full on the anniversary date of August 9, 2018, while interest payments were made quarterly.

On August 9, 2018, the Company renewed the credit facility and drew $15,000 for another 1-year term to be used to fund short term working capital requirements. The new facility has an interest rate of 3M LIBOR plus 1.04%, with interest payments due quarterly. The credit facility is guaranteed by the common shares of DBP’s subsidiary Sociedad Minera Corona.

The Company repaid the amount owed on this credit facility on May 9, 2019.

(c)	Corona Notes payable with BBVA Banco Continental

In order to fund its short-term working capital needs, Corona repaid and drew down the following notes payable:

•	On March 31, 2018 a $5,000 revolving credit facility with BBVA Banco Continental was obtained. The credit facility bears an interest rate of three-month LIBOR plus 2.52%. The facility was renewed on September 25, 2018.

•	On September 25, 2018, the Company renewed the $5,000 revolving credit facility with BBVA Banco Continental at an interest rate of 2.68%, with a term of 90 days, and was repaid in full on December 24, 2018.

•	On December 24, 2018, the Company renewed the revolving credit facility with BBVA Banco Continental, after repaying the $5,000 balance owed, and drew $5,000 at an interest rate of 2.80%, with a term of 30 days. The Company repaid the $5,000 owing on the revolving credit facility during January 2019.

(d)	FIFOMI loan

•	During January 2015, the Company’s Mexican Subsidiary, Dia Bras Mexicana S.A. de C.V, received a loan of MXP$120 million from Nacional Financiera, Sociedad Fiduciaria del Fideicomiso de Fomento Minero (“FIFOMI”) to be used for working capital purposes and capital expenditures, specifically the expansion of the Piedras Verdes Plant.

On February 2, 2015, DBM drew MXP$120 million (US$7,995). After deducting transaction costs of US$124, net proceeds were US$7,871.

Monthly principal repayments have taken place over four years beginning in January 2016 at an interest rate of TIIE + 3%. Interest payments began in February 2015 and during the three months ended March 31, 2019, DBM has made interest payments of $24 (MXP$456) (2018 – $75 (MXP$1,418)). Principal payments of $1,693 (MXP$32,500) (2018 - $416 (MXP$7,500) have been made during the three months ended March 31, 2019 as the Company elected to repay the loan in full.

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

8	Loans payable (continued)

(e)	Senior Secured Corporate Credit Facility with BCP

On March 11, 2019, the Company entered into a new six-year senior secured corporate credit facility (“Corporate Facility”) with BCP that provides funding of up to $100 million effective March 8, 2019. The Corporate Facility provides the Company with additional liquidity and will provide the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company will also use the proceeds of the new facility to repay existing debt balances. The most significant terms of the agreement were:

•	Term: 6-year term maturing March 2025

•	Principal Repayment Grace Period: 2 years

•	Principal Repayment Period: 4 years

•	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default. The Company is in compliance with all covenants as at March 31, 2019.

On March 11, 2019 DBP drew down $21.4 million from this facility. Interest is payable quarterly and interest payments will begin on the drawn and undrawn portions of the facility starting in June 2019. Principal payments on the amount drawn from the facility will begin in March 2021. The Company repaid the amount owed on the Corona Acquisition Facility on May 11, 2019 using funds drawn from the new facility.

The loan is recorded at amortized cost and is being accreted to face value over 6 years using an effective interest rate of 5.75%.

9	Share capital and share-based payments

(a)	Authorized capital

The Company has an unlimited amount of authorized common shares with no par value.

(b)	Restricted share units (“RSUs”)

The changes in RSU’s issued during the three months ended March 31, 2019 and the year ended December 31, 2018 was as follows:

	Number of RSUs
	March 31,	December 31,
	2019	2018
Outstanding, beginning of period	1,380,085	1,316,314
Granted	-	679,627
Exercised	(700,698)	(614,572)
Forfeited	-	(1,284)
Outstanding, end of period	679,387	1,380,085

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

9	Share capital and share-based payments (continued)

On June 29, 2012, the Company’s shareholders approved the RSU plan, whereby RSUs may be granted to directors, officers, consultants or employees at the discretion of the Board of Directors. The RSU plan provides for the issuance of common shares from treasury upon the exercise of vested RSUs at no additional consideration. There is no cash settlement related to the vesting of RSU’s as they are all settled with equity. The current maximum number of common shares authorized for issue under the RSU plan is 5% of the number of issued and outstanding common shares of the Company at the time of grant. The RSUs have vesting conditions determined by the Board of Directors, and the vesting conditions are non-market conditions and are not performance based.

During the three months ended March 31, 2019, the Company did not grant any tranches of RSU’s. During the three months ended March 31, 2018, the Company granted one tranche of RSU’s totalling 510,039 which had a fair value of C$3.30 based on the closing share price at grant date. RSUs exercised during the three months ended March 31, 2019 had a weighted average fair value of C$2.17 and the RSUs forfeited had a weighted average fair value of C$ nil (2018 – C$2.12 and C$1.52, respectively). As at March 31, 2019, the weighted average fair value of the RSUs outstanding is C$3.42 (2018 – C$2.97).

(c)	Share Re-purchase

On December 11, 2018, the Company approved a share repurchase program in the form of a normal course issuer bid (the “NCIB”) in the open market through the facilities of the Toronto Stock Exchange (the "TSX") and other Canadian marketplaces / alternative trading systems. Pursuant to the NCIB, the Company proposed to repurchase for cancellation up to 1,500,000 common shares of the Company which represented approximately 0.92% of the issued and outstanding common shares as at December 11, 2018.

In connection with its implementation of the NCIB, Sierra Metals obtained TSX approval of its notice of intention to make a normal course issuer bid (the “Notice”). The Notice provided that the Company may purchase up to 1,500,000 Common Shares through the facilities of the TSX and other Canadian marketplaces / alternative trading systems during the 12-month period commencing on December 17, 2018 and ending on or before December 16, 2019. Any Common Share purchases made pursuant to the NCIB will be at the prevailing market price at the time of the transaction, purchased in accordance with the policies of the TSX and conducted by CIBC. In accordance with TSX rules, any daily purchases made under the NCIB are limited to a maximum of 4,214 Common Shares, which represents 25% of the average daily trading volume of 16,858 Common Shares on the TSX for the six months ended November 30, 2018. However, the Company may make one block purchase per calendar week which exceeds the daily repurchase restriction, up to and including the maximum annual aggregate limit of 1,500,000 Common Shares. Once the block purchase exception has been relied on, the Company may not make any further purchases under the NCIB for the remainder of that calendar day.

During the three months ended March 31, 2019, the Company purchased 40,112 shares under the NCIB for total consideration of $100 and a book value of $50.

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

10	Non-controlling interest

Set out below is the summarized financial information of our subsidiary Corona which has a material non-controlling interest (note 2(b)). The information below is before intercompany eliminations.

Summarized balance sheet
	March 31	March 31
	2019	2018
	$	$
Current
Assets	67,563	78,207
Liabilities	(20,446)	(36,622)
Total current net assets	47,117	41,585

Non-current
Assets	163,057	162,733
Liabilities	(36,941)	(37,519)
Total non-current net assets	126,116	125,214
Net assets	173,233	166,799

Summarized income statement
	For the three months ended March 31,
	2019	2018
	$	$

Revenue	35,338	46,563
Income before income tax	8,636	19,913
Income tax expense	(2,202)	(6,534)
Total income	6,434	13,379
Total income attributable to non-controlling interests	1,168	2,430
Dividends paid to non-controlling interests	-	(1,067)

Summarized cash flows
	For the three months ended March 31,
	2019	2018
	$	$

Cash flows from operating activities
Cash generated from operating activities	13,136	24,081
Net changes in non cash working capital items	(1,638)	(1,573)
Decomissioning liabilities settled	(49)	(119)
Income taxes paid	(8,896)	(12,157)
Net cash generated from operating activities	2,553	10,232
Net cash used in investing activities	(4,521)	(5,301)
Net cash used in financing activities	(2,690)	(1,666)
Effect of foreign exchange rate changes on cash and cash equivalents	17	1
Increase (decrease) in cash and cash equivalents	(4,641)	3,266
Cash and cash equivalents, beginning of period	17,898	19,908
Cash and cash equivalents, end of period	13,257	23,174

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

11	Expenses by nature

Mining costs include mine production costs, milling and transport costs, royalty expenses, site administration costs but not the primary mine development costs which are capitalized and depreciated over the specific useful life or reserves related to that development and ore included in depreciation and amortization. The mining costs for the three months ended March 31, 2019 and 2018 relate to the Yauricocha, Bolivar and Cusi Mines.

(a)	Mining costs

	Three months ended March 31,
	2019	2018
	$	$
Employee compensation and benefits	6,152	6,505
Third party and contractors costs	13,265	11,832
Depreciation	8,118	7,505
Consumables	9,244	7,792
Changes in inventory and other	2,138	2,219
	38,917	35,853

12	Segment reporting

The Company primarily manages its business on the basis of the geographical location of its operating mines. The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units. The corporate division only earns income that is considered to be incidental to the activities of the Company and thus it does not meet the definition of an operating segment; as such it has been included within “other reconciling items.”

The reporting segments identified are the following:

•	Peru – Yauricocha Mine

•	Mexico – Bolivar and Cusi Mines

The following is a summary of the reported amounts of net income (loss) and the carrying amounts of assets and liabilities by operating segment:

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

12	Segment reporting (continued)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2019	$	$		$	$

Revenue (1)	35,338	11,823	2,019	-	49,180

Production cost of sales	(18,869)	(9,783)	(2,147)	-	(30,799)
Depletion of mineral property	(3,206)	(1,013)	(222)	-	(4,441)
Depreciation and amortization of property, plant and equipment	(1,151)	(2,071)	(455)	-	(3,677)
Cost of sales	(23,226)	(12,867)	(2,824)	-	(38,917)

Gross profit (loss) from mining operations	12,112	(1,044)	(805)	-	10,263

Income (loss) from operations	9,148	(2,335)	(1,033)	(1,550)	4,230
Interest expense and other finance costs	(924)	-	(251)	-	(1,175)
Other income (expense)	38	(428)	(75)	(250)	(715)
Foreign currency exchange gain (loss)	(541)	85	15	(210)	(651)
Income (loss) before income tax	7,721	(2,678)	(1,344)	(2,010)	1,689

Income tax expense	(2,202)	(36)	(7)	-	(2,245)

Net income (loss) from operations	5,519	(2,714)	(1,351)	(2,010)	(556)

March 31, 2019	Peru	Mexico		Canada

Total assets	209,626		148,708	1,861	360,195
Non-current assets	163,544		123,723	100	287,367
Total liabilities	126,535		29,060	896	156,491

(1) Includes provisional pricing adjustments of: $392 for Yauricocha, $(42) for Bolivar, and $(7) for Cusi.

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2018	$	$		$	$

Revenue (1)	46,563	13,856	1,256	-	61,675

Production cost of sales	(19,821)	(6,992)	(1,535)	-	(28,348)
Depletion of mineral property	(2,602)	(936)	(207)	-	(3,745)
Depreciation and amortization of property, plant and equipment	(1,522)	(1,835)	(403)	-	(3,760)
Cost of sales	(23,945)	(9,763)	(2,145)	-	(35,853)

Gross profit (loss) from mining operations	22,618	4,093	(889)	-	25,822

Income (loss) from operations	19,029	2,420	(1,184)	(1,437)	18,828
Interest expense and other finance costs	(709)	-	(83)	-	(792)
Other income (expense)	985	(337)	(60)	-	588
Foreign currency exchange loss	(181)	(328)	(58)	255	(312)
Income (loss) before income tax	19,124	1,755	(1,385)	(1,182)	18,312

Income tax expense	(6,534)	(529)	(116)	-	(7,179)

Net income (loss) from operations	12,590	1,226	(1,501)	(1,182)	11,133

March 31, 2018	Peru	Mexico		Canada

Total assets	208,732		136,622	755	346,109
Non-current assets	156,443		112,421	101	268,965
Total liabilities	128,710		26,031	750	155,491

(1) Includes provisional pricing adjustments of: $618 for Yauricocha, $(93) for Bolivar, and $(23) for Cusi.

12	Segment reporting (continued)

For the three months ended March 31, 2019, 72% of the revenues ($35,338) were from two customers based in Peru and the remaining 28% of the revenues ($13,842) were from two customers based in Mexico. In Peru, the two customers accounted for 74% and 26% of the revenues. In Mexico, the two customers accounted for 85% and 15% of the revenues.

For the three months ended March 31, 2018, 75% of the revenues ($46,563) were from two customers based in Peru and the remaining 25% of the revenues ($15,112) were from two customers based in Mexico. In Peru, the two customers accounted for 78% and 22% of the revenues. In Mexico, the two customers accounted for 92% and 8% of the revenues.

As at March 31, 2019, the trade receivable balance of $13,395 includes amounts outstanding of $3,910 and $9,485 from two customers in Mexico and two customers in Peru, respectively.

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

13	Financial instruments and financial risk management

The Company’s financial instruments include cash and cash equivalents, trade receivables, financial assets, accounts payable and loans payable.

(a)	Fair value of financial instruments

As at March 31, 2019 and December 31, 2018, the fair value of the financial instruments approximates their carrying value.

(b)	Fair value hierarchy

Financial instruments carried at fair value are categorized based on a three level valuation hierarchy that reflects the significance of inputs used in making the fair value measurements as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

The Company’s metal concentrate sales are subject to provisional pricing with the selling prices adjusted at the end of the quotational period. The Company’s trade receivables are marked-to-market at each reporting period based on quoted forward prices for which there exists an active commodity market.

Level 3 – inputs for the asset or liability that are not based on observable market data.

At March 31, 2019 and December 31, 2018, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statement of Financial Position are categorized as follows:

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

	March 31, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Recurring measurements	$	$	$	$	$	$	$	$
Trade receivables (1)	-	13,395	-	13,395	-	19,199	-	19,199
	-	13,395	-	13,395	-	19,199	-	19,199

(1)Trade receivables exclude sales and income tax receivables.

There were no transfers between level 1 and level 2 during the three months ended March 31, 2019 and 2018.

14	Supplemental cash flow information

Changes in working capital

	Three months ended March 31,
	2019	2018
	$	$
Trade and other receivables	3,980	(904)
Financial and other assets	(184)	(561)
Income tax receivable	36	(14)
Inventories	(398)	(984)
Accounts payable and accrued liabilities	(568)	997
Income taxes payable	(174)	(123)
Other liabilities	(3,908)	(1,935)
	(1,216)	(3,524)

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

15	Revenues from mining operations

The Company has recognized the following amounts related to revenue in the consolidated statements of income:

	Three Months Ended
	March 31, 2019	March 31, 2018
	$	$
Revenues from contracts with customers	48,837	61,173
Provisional pricing adjustments on concentrate sales	343	502
Total revenues	49,180	61,675

The following table sets out the disaggregation of revenue by metals and form of sale:

	Three Months Ended
	March 31, 2019	March 31, 2018
	$	$
Revenues from contracts with customers:
Silver	8,069	7,437
Copper	18,590	21,242
Lead	5,794	6,500
Zinc	14,512	24,304
Gold	1,872	1,690
Total revenues from contracts with customers	48,837	61,173

16	Contingencies

The Company and its subsidiaries have been named as defendants in certain actions incurred in the normal course of business. In all cases the Company and its subsidiaries will continue to vigorously defend the actions and an accrual has been made in the consolidated financial statements for matters that are probable and can be reasonably estimated.

The contingencies outstanding associated with our Mexican subsidiaries are as follows:

a)	In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. P&R claimed damages for the cancellation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves estimates are located; and (ii) pay $422,674 to P&R. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. On February 12, 2016 The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, ("the Federal Court") issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

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Sierra Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
(In thousands of United States dollars, unless otherwise stated, unaudited)

b)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. The process is in the appealing court. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

17	Subsequent Events

Automatic Share Purchase Plan

In connection with the Company’s normal course issuer bid (“NCIB”), on April 15, 2019, the Company entered into an automatic share purchase plan (the “Plan”) with its designated broker.

The Plan permits the Company’s designated broker, CIBC Capital Markets (“CIBC”), to purchase common shares of the Company (“Common Shares”) at times when Sierra Metals ordinarily would not be active in the market due to insider trading rules and its own internal trading blackout periods. Purchases will be made by CIBC based upon parameters set out by the Company prior to the commencement of any such blackout period and in accordance with the terms of the Plan. Outside of these blackout periods, Common Shares may continue to be purchased at the Company’s discretion, subject to the rules of the TSX and applicable securities laws. The Company’s NCIB commenced on December 17, 2018 and will remain active until December 16, 2019.

Purchase of Block of Shares under NCIB

During April 2019, the Company purchased a block of 800,000 shares under it’s NCIB at a price of C$2.02 per share.

Grant of RSU’s

During April 2019, the Board of Directors approved the granting of 1,323,157 RSU’s pursuant to the Company’s RSU Plan to directors, officers and employees of the Company. The vesting conditions of the RSU’s granted are consistent with all previous grants, and will vest in three tranches starting approximately one year from the grant date.

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